TRANSFERABLE BROKER WARRANTSTO PURCHASE COMMON SHARES OF
TENET FINTECH GROUP INC.

(a company existing pursuant to the laws of Canada)

CUSIP NO. 88035N111 | **ISIN NO. CA88035N1116**

NUMBER
5867592

WARRANT
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PROOF
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THIS CERTIFIES THAT, for value received ______________________ (the "**holder**") of ______________________ Broker Warrants (each, a "**Broker Warrant**" and collectively, the "**Broker Warrants**"). Two (2) Broker Warrants shall entitle the holder, subject to the terms and conditions set forth in this certificate or by a replacement certificate (in either case, a "Broker Warrant Certificate"), to acquire from Tenet Fintech Group Inc. (the "**Company**") one (1) fully paid and non-assessable common share of the Company (each, a "**Share**") at any time commencing on July 7, 2021 and continuing up to 5:00 p.m. (EST) on July 7, 2023 (the "**Time of Expiry**") on payment of $7.00 per Share (the "**Exercise Price**"). The number of Shares which the holder is entitled to acquire upon exercise of the Broker Warrants and the Exercise Price are subject to adjustment as hereinafter provided.

The Broker Warrants evidenced under this Broker Warrant Certificate are exercisable on or before 5:00 p.m. (Toronto time) on July 7, 2023 (the "**Expiry Time**"). After the Expiry Time, Broker Warrants evidenced hereby shall be deemed to be void and of no further force or effect.

This Broer Warrant Certificate represents Broker Warrants of the Company issued or issuable under the provisions of a Broker warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "**Broker Warrant Indenture**") dated as of September 2, 2021, between the Company and the Warrant Agent, as may be amended from time to time, which contains particulars of the rights of the holders of the Broker Warrants and the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Broker Warrants are issued and held, all to the same effect as if the provisions of the Broker Warrant Indenture were herein set forth, to all of which the holder of this Broker Warrant Certificate by acceptance hereof assents. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Broker Warrant Indenture. A copy of the Broker Warrant Indenture can be requested by contacting the Warrant Agent. **In the event of any conflict between the provisions contained in this Broker Warrant Certificate and the provisions of the Broker Warrant Indenture, the provisions of the Broker Warrant Indenture shall prevail.**

Upon acceptance hereof, the holder hereof hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Broker Warrants represented by this Broker Warrant Certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its office in the City of Toronto, Ontario.

Upon due exercise of the Broker Warrants represented by this Broker Warrant Certificate and payment of the Exercise Price, the Company shall cause to be issued to the person(s) in whose name(s) the Common Shares have been so subscribed for, the number of Common Shares to be issued to such person(s) (provided that if the Common Shares are to be issued to a person other than the registered holder of this Broker Warrant Certificate, the holder's signature on the Exercise Form herein shall be guaranteed by a Schedule I Canadian chartered bank or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program), and the holder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Company or the Warrant Agent the amount of such tax (or shall have satisfied the Company that such tax has been paid or that no tax is due), and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise, and upon due surrender of this Broker Warrant Certificate, the Transfer Agent shall issue a certificate(s) representing such Common Shares to be issued within five Business Days after the exercise of the Broker Warrants (or portion thereof) represented hereby.

The holder acknowledges that the Broker Warrants represented by this Broker Warrant Certificate and the Common Shares issuable upon exercise hereof may be offered, sold or otherwise transferred only in compliance with all applicable securities laws.

No transfer of any Broker Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Broker Warrant Certificate evidencing such Broker Warrant, duly endorsed by, or accompanied by a transfer form or other written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to the provisions of the Broker Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Broker Warrant Certificates may be exchanged for Broker Warrants Certificates entitling the holder thereof to acquire an equal aggregate number of Common Shares subject to adjustment as provided for in the Broker Warrant Indenture. The Company and the Warrant Agent may treat the registered holder of this Broker Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Broker Warrants represented by this Broker Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Broker Warrant Indenture expressly provided.

The Broker Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

The Broker Warrant Indenture contains provisions making binding upon all holders of Broker Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Broker Warrantholders entitled to acquire upon the exercise of the Broker Warrants a specified percentage of the Common Shares.

The Broker Warrants and the Broker Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein and shall be treated in all respects as Québec contracts. Time shall be of the essence hereof and of the Broker Warrant Indenture.

The Company may from time to time at any time prior to the Expiry Time purchase any of the Broker Warrants by private agreement or otherwise.

This Broker Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Broker Warrant Indenture.

All dollar amounts herein are expressed in the lawful money of Canada.

IN WITNESS WHEREOF the Company has caused this Broker Warrant Certificate to be signed by its duly authorized officer.

DATED OCTOBER 27, 2021

TENET FINTECH GROUP INC.

Per: ______________________
Johnson Joseph
President and Chief Executive Officer

TSX TRUST COMPANY (CANADA)

By: ______________________
Authorized Signing Officer

6016010 0 G DUMMY PROOF - 00069662

SECURITY INSTRUCTIONS ON REVERSE   VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

999999999   G5015245

Printed by DATA BUSINESS FORMS
GCE210

5867592

EXERCISE FORM

TO: TENET FINTECH GROUP INC.
c/o TSX Trust Company (Canada)
1 Toronto Street, Suite 1200,
Toronto, ON,
M5C 2V6
Attention: Corporate Actions

The undersigned holder of the within Warrants hereby irrevocably exercises the right of such holder to be issued and hereby subscribes for ______________________ Common Shares at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in the City of Toronto, in the Province of Ontario to the order of the Company in payment in full of the subscription price of the Common Shares hereby subscribed for.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the warrant indenture between the Company and TSX Trust Company (Canada) dated September 2, 2021.

The undersigned hereby directs that the said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

Please print full name in which certificates representing the Common Shares are to be issued. If any Common Shares are to be issued to a person or persons other than the registered holder, the registered holder must pay to the Warrant Agent all eligible transfer taxes or other government charges, if any, and the Transfer Form must be duly executed.

Once completed and executed, this Exercise Form must be mailed or delivered to TSX Trust Company (Canada).

DATED this ________________ day of __________, ________.

_______________________) _______________________
Witness) (Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)

) _______________________
Name of Registered Warrantholder

[ ] Please check this box if the securities are to be delivered at the office where these Warrants are surrendered, failing which the securities will be mailed.

TRANSFER FORM

TO: TENET FINTECH GROUP INC.
c/o TSX Trust Company (Canada)
1 Toronto Street, Suite 1200,
Toronto, ON,
M5C 2V6
Attention: Corporate Actions

FOR VALUE RECEIVED, the undersigned transferor hereby sells, assigns and transfers unto

____
(Transferee)

____
(Address)

____
(Social Insurance Number)

________________ of the Warrants registered in the name of the undersigned transferor represented by the Warrant Certificate.

DATED this ________________ day of __________, ________.

SPACE FOR GUARANTEES OF SIGNATURES (BELOW))

) _______________________
) Signature of Transferor

_______________________) _______________________
Guarantor's Signature/Stamp) Name of Transferor

REASON FOR TRANSFER – For US Residents only (where the individual(s) or corporation receiving the securities is a US resident), please select only one (see instructions below).

☐ **Gift** ☐ **Estate** ☐ **Private Sale** ☐ **Other (or no change in ownership)**

Date of Event (Date of gift, death or sale): ☐☐/☐☐/☐☐☐☐

Value per Warrant on the date of event: $☐☐☐.☐☐ ☐ CAD **OR** ☐ USD

NOTES:

1. The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by a Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.
2. Warrants shall only be transferable in accordance with the warrant indenture between Tenet Fintech Group Inc. (the "**Company**") and TSX Trust Company (Canada) dated September 2, 2021 (the "**Warrant Indenture**"), applicable laws and the rules and policies of any applicable stock exchange.

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

- **Canada and the USA:** A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.
- **Canada:** A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate
- **Outside North America:** For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

REASON FOR TRANSFER – FOR US RESIDENTS ONLY

Consistent with US IRS regulations, TSX Trust Company (Canada) is required to request cost basis information from US securityholders. Please indicate the reason for requesting the transfer as well as the date of event relating to the reason. The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).